787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 16, 2024

VIA EDGAR

Mr. Tony Burak, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

Seasons Series Trust
Response to Staff Comments on Sarbanes-Oxley Review of Shareholder Report for Fiscal Period Ended 03/31/2023

Securities Act File No. 333-08653

Investment Company Act File No. 811-07725

Dear Mr. Burak:

On behalf of Seasons Series Trust (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on March 14, 2024, regarding the Registrant’s shareholder report on Form N-CSR for the fiscal year ended March 31, 2023 (the “Shareholder Report”), filed with the SEC on July 26, 2023, the Registrant’s annual report on Form N-CEN for the fiscal year ended March 31, 2023 (the “Annual Report”), filed with the SEC on June 13, 2023, and the Registrant’s registration statement on Form N-1A, filed with the SEC on July 27, 2023, on behalf of each series of the Registrant (each, a “Fund”).

The Staff’s comments, which are set forth below in italicized text, have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Annual Report.

BRUSSELS  CHICAGO  FRANKFURT  HOUSTON  LONDON  LOS ANGELES  MILAN

MUNICH  NEW YORK  PALO ALTO  PARIS  ROME  SAN FRANCISCO  WASHINGTON

April 16, 2024

Comment No. 1:

With respect to the Funds listed below, please explain why certain fixed income securities held by the Funds are presented in each Fund’s respective Schedule of Investments by aggregating securities of a single issuer and a range of maturity dates. The Staff notes that Regulation S-X 12-12 requires that each issue be presented separately, except for short-term debt instruments (i.e., debt instruments whose maturities or expiration dates at the time of acquisition are one year or less) of the same issuer.

SA Multi-Managed Growth Portfolio

SA Multi-Managed Moderate Growth Portfolio

SA Multi-Managed Income/Equity Portfolio

SA Multi-Managed Income Portfolio

SA Multi-Managed Diversified Fixed Income Portfolio

SA Putnam Asset Allocation Diversified Growth Portfolio

SA American Century Inflation Protection Portfolio

Response No. 1:

We acknowledge the requirements of Regulation S-X 12-12 and the requirement to list each issue separately, except for short-term debt instruments. We also note the minutes of the AICPA Investment Companies Expert Panel’s (“EP”) March 2005 and September 2021 meeting minutes indicate the presentation of a range of maturities and coupon rates of U.S. Government and Agency securities in a full schedule of investments would be allowed. On a going forward basis, U.S. Government and Agency securities with the same coupon will be aggregated and a range of maturity dates will be listed and all other securities will be listed separately.

Comment No. 2:

The SA Multi-Managed Large Cap Growth Portfolio’s schedule of investments shows that about 53% of its net assets are concentrated in the information technology and related industries. Consider whether it would be appropriate to disclose a sector focus strategy or related risk factor in the Fund’s prospectus.

Response No. 2:

Although SA Multi-Managed Large Cap Growth Portfolio does not have an investment strategy to focus its investments in the technology sector, given its recent history of investing in the technology and related sectors, the Registrant will add appropriate disclosure and related risk factors to the Fund’s prospectus.

Comment No. 3:

The Staff notes that the signature page and certifications for the Registrant’s Annual Report are signed by the Registrant’s President and Treasurer. In the Registrant’s future N-CSR filings, please specify that the individuals signing the report and the certifications are the Registrant’s Principal Executive Officer and Principal Financial Officer as required by Form N-CSR and Rule 30a-2 under the Investment Company Act of 1940, as amended.

Response No. 3:

The Registrant confirms that John T. Genoy is the Registrant’s Principal Executive Officer and Gregory R. Kingston is the Registrant’s Principal Financial Officer. The Registrant will specify such titles in its future N-CSR filings.

April 16, 2024

Comment No. 4:

Please state in correspondence whether any additional disclosure is required in the Registrant’s Shareholder Report pursuant to Items 4(i) and 4(j) of Form N-CSR regarding The Holding Foreign Companies Accountable Act, which became effective as of January 10, 2022. The Staff requests that the Registrant confirms that it will include these Items and appropriate responses in future Form N-CSR filings.

Response No. 4:

The Registrant confirms that no additional disclosure is required in the Registrant’s Shareholder Report pursuant to Items 4(i) and (j) of Form N-CSR as such items are not applicable to the Registrant. The Registrant confirms that it will include the requested items in future Form N-CSR filings

Comment No. 5:

With respect to the Registrant’s affirmative response to Item B.22 in its Annual Report relating to SA Putnam Asset Allocation Diversified Growth Portfolio, please explain in correspondence the circumstances relating to the net asset value calculation error and, if the Registrant identified any control weaknesses in connection therewith, disclose any remedies taken by the Registrant to address such deficiencies.

Response No. 5:

The SA Putnam Asset Allocation Diversified Growth Portfolio had a NAV error of greater than $0.01 per share from June 9, 2022 – June 15, 2022 and greater than one-half of 1% of net assets, which is the Portfolio’s threshold for reprocessing shareholder accounts, from June 13, 2022 – June 15, 2022. The error was caused by the Portfolio’s custodian and accounting agent not recording a close out of a written option in a timely manner due to close out instructions received from the Portfolio’s subadviser being routed to the incorrect processing group at the Portfolio’s custodian and accounting agent. The error was caught by the Portfolio’s custodian and accounting agent during their weekly reconciliation of derivative holdings with the Portfolio’s subadviser. During the period from June 9 – June 12, 2022 the Portfolio realized gains of $4.73 and $14.53 for class 1 and class 2 shares, respectively and a loss of $338.65 for class 3 shares which was reimbursed by the Portfolio’s custodian and accounting agent. For the period from June 13, 2022 – June 15, 2022, affected shareholder accounts were reprocessed. It was determined that a control weakness did exist, however, the Portfolio’s custodian and accounting agent has enhanced their existing process regarding the receipt and routing of instructions received from subadvisers for written options.

* * * * * * * * * *

April 16, 2024

Please do not hesitate to contact me at (212) 728-8094 if you have comments or if you require additional information regarding the Registrant.

Respectfully submitted,

/s/ David C. Howe

David C. Howe

cc: Katherine D. Fuentes, Esq., SunAmerica Asset Management, LLC

   Edward J. Gizzi, Esq., SunAmerica Asset Management, LLC

   Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP